UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PROPETRO HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74347M108

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,303,468
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,303,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,303,468
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class is calculated based on 103,706,217 shares of ProPetro Holding Corp. (“Issuer”) common stock, par value $0.001 per share (“Common Stock”) issued and outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K (“Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2022.

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,303,468
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,303,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,303,468
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class is calculated based on 103,706,217 shares of Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report filed with the SEC on February 25, 2022.

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,303,468
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,303,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,303,468
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Percent of class is calculated based on 103,706,217 shares of Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report filed with the SEC on February 25, 2022.

SCHEDULE 13D

CUSIP No. 74347M108

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,303,468
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,303,468
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,303,468
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.08% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class is calculated based on 103,706,217 shares of Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report filed with the SEC on February 25, 2022.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended by Amendment No. 1 thereto filed with the SEC on September 29, 2021, Amendment No. 2 thereto filed with the SEC on December 22, 2021 and Amendment No. 3 thereto filed with the SEC on March 14, 2022 (the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, par value $0.001 per share (“Common Stock”) of ProPetro Holding Corp., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a), (b) and (c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,303,468 shares of Common Stock, representing approximately 6.08% of the issued and outstanding shares of Common Stock, based on 103,706,217 shares of Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K (“Annual Report”) filed with the SEC on February 25, 2022.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 6,303,468 shares of Common Stock, representing approximately 6.08% of the issued and outstanding shares of Common Stock, based on 103,706,217 shares of Common Stock issued and outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report filed with the SEC on February 25, 2022.

THRC Management, LLC, as General Partner of THRC Holdings, LP, has exclusive voting and investment power over the shares of Common Stock held by THRC Holdings, LP, and therefore may be deemed to share beneficial ownership of such shares. Dan Wilks, as sole Manager of THRC Management, LLC, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of Common Stock directly owned by THRC Holdings, LP, and therefore may be deemed to share beneficial ownership of such shares.

(c) The transactions in shares of Common Stock by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule I hereto which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons, dated as of January 19, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on January 19, 2021).

2	Power of Attorney – Staci Wilks, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.2 to the Reporting Person’s Schedule 13D filed with the SEC on January 19, 2021).

3	Power of Attorney – Dan Wilks, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.3 to the Reporting Person’s Schedule 13D filed with the SEC on January 19, 2021).

4	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of October 25, 2020 (incorporated by reference to Exhibit 99.4 to the Reporting Person’s Schedule 13D filed with the SEC on January 19, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2022

*
Dan Wilks

*
Staci Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact

Schedule I

Transactions in shares of Common Stock Since the Filing of Amendment No. 3 to the Schedule 13D

Nature of Transaction	Securities Purchased/Sold	Price Per Share ($)	Date of Purchase / Sale
Open-Market Sale of Common Stock	250,000	9.99	3/18/2022
Open-Market Sale of Common Stock	20,368	14.00	3/21/2022
Open-Market Sale of Common Stock	8,482	14.29	3/23/2022
Open-Market Sale of Common Stock	1,000,000	13.22	3/29/2022